UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CAPTARIS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

14071N104

(CUSIP Number)

Vector Capital III, L.P.
Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.L.C.

Alexander R. Slusky
c/o Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
Telephone:  (415) 293-5000
Attn:  Alexander R. Slusky

with a copy to:

Michael J. Kennedy/Steve L. Camahort
O’Melveny & Myers LLP
275 Battery Street, Suite 2600
San Francisco, CA 94111

Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14071N104

1.	Names of Reporting Persons Vector Capital III, L.P. I.R.S. Identification Nos. of above persons (entities only): 87-0729513

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,582,361 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,582,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,582,361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.802%(1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on 26,345,044 shares of the issuer outstanding on February 29, 2008 per the Form 10-K filed by the issuer on March 17, 2008.

CUSIP No. 14071N104

1.	Names of Reporting Persons Vector Entrepreneur Fund III, L.P. I.R.S. Identification Nos. of above persons (entities only): 71-1004492

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 107,599 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 107,599 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,599 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.408%(2)

14.	Type of Reporting Person (See Instructions) PN

 (2) Based on 26,345,044 shares of the issuer outstanding on February 29, 2008 per the Form 10-K filed by the issuer on March 17, 2008.

CUSIP No. 14071N104

1.	Names of Reporting Persons Vector Capital Partners III, L.L.C. I.R.S. Identification Nos. of above persons (entities only): 20-2659379

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,689,960 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,689,960 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,689,960 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.210%(3)

14.	Type of Reporting Person (See Instructions) OO

(3) Based on 26,345,044 shares of the issuer outstanding on February 29, 2008 per the Form 10-K filed by the issuer on March 17, 2008.

CUSIP No. 14071N104

1.	Names of Reporting Persons Alexander R. Slusky I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,689,960 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,689,960 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,689,960 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.210%(4)

14.	Type of Reporting Person (See Instructions) IN

(4) Based on 26,345,044 shares of the issuer outstanding on February 29, 2008 per the Form 10-K filed by the issuer on March 17, 2008.

This Amendment No. 3 (this “Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Vector Capital III, L.P., a Delaware limited partnership (“VC III”), Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“Entrepreneur Fund”), Vector Capital Partners III, L.L.C., a Delaware limited liability company (“VCP III” and, together with VC III and Entrepreneur Fund, “Vector”) and Alexander R. Slusky, an individual (“Mr. Slusky” and, together with Vector, the “Reporting Persons”) on August 20, 2007, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 13, 2007 and Amendment No. 2 to Schedule 13D filed by the Reporting Persons on January 25, 2008 (together, the “Schedule 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information  previously  reported by the Reporting Persons in the Schedule 13D by adding the information set forth below to the items indicated.  Unless otherwise stated herein, all capitalized terms used in this Amendment No. 3 have the same meanings as those set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

On March 17, 2008, the Company issued a press release announcing its intent to evaluate its strategic alternatives to enhance shareholder value.  In response, on March 17, 2008, VCC issued a press release announcing its proposal to acquire the Company for $4.75 per share in cash.  The proposal was communicated on March 17, 2008 in a letter from VCC to the Company’s Board of Directors.  The letter from VCC to the Company’s Board of Directors is attached hereto as Exhibit 3 and incorporated herein by reference.  The VCC press release announcing the proposal is attached hereto as Exhibit 4 and incorporated herein by reference.  The descriptions of the letter from VCC to the Company’s Board of Directors and the VCC press release are qualified in their entirety by reference to Exhibit 3 and Exhibit 4.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following:

3              Letter from Vector Capital Corporation to the Board of Directors of Captaris, Inc., dated March 17, 2008.

4              Press Release, dated March 17, 2008.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2008
VECTOR CAPITAL III, L.P.
By: Vector Capital Partners III, L.L.C., its General Partner

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR ENTREPRENEUR FUND III, L.P.
By: Vector Capital Partners III, L.L.C., its General Partner

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL PARTNERS III, L.L.C.

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky

INDEX TO EXHIBITS

Exhibit Number	Document

1

Joint Filing Agreement dated August 20, 2007, by and among Vector Capital III, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital Partners III, L.L.C. and Alexander R. Slusky. (Incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on August 20, 2007).

2

Confidentiality/Non-Disclosure Agreement by and between Vector Capital Corporation and Captaris, Inc., dated September 12, 2007. (Incorporated by reference to Exhibit 2 to the Reporting Persons’ Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on September 13, 2007).

3	Letter from Vector Capital Corporation to the Board of Directors of Captaris, Inc., dated March 17, 2008.

4	Press Release, dated March 17, 2008.